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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2000

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F  X
                                                          ---
    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X
                                                    ---
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

                         PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company's Report on Form 40-F for the fiscal year ended December 31, 1999, a copy of which has been filed with the Securities and Exchange Commission.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                ------------------------
                                                                   2000          1999
                                                                ----------    ----------
Auction revenues............................................    $   26,769    $   18,013
Direct expenses.............................................         3,926         2,752
                                                                ----------    ----------
                                                                    22,843        15,261
Expenses:
  Depreciation and amortization.............................         1,718           734
  General and administrative................................        15,087        11,902
                                                                ----------    ----------
                                                                    16,805        12,636
                                                                ----------    ----------
Income from operations......................................         6,038         2,625
Other income (expenses):
  Interest expense..........................................          (746)         (243)
  Other.....................................................           334           267
                                                                ----------    ----------
                                                                      (412)           24
                                                                ----------    ----------
Income before income taxes..................................         5,626         2,649
Income taxes:
  Current...................................................         1,808           851
  Future....................................................           209           166
                                                                ----------    ----------
                                                                     2,017         1,017
                                                                ----------    ----------
Net income..................................................    $    3,609    $    1,632
                                                                ==========    ==========
Net income per share (In accordance with Canadian and
  United States GAAP)
  Basic.....................................................    $     0.22    $     0.10
                                                                ==========    ==========
  Diluted...................................................    $     0.21    $     0.10
                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                 MARCH 31      DECEMBER 31
                                                                   2000            1999
                                                                -----------    ------------
                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $124,461        $ 55,921
  Accounts receivable.......................................       36,245           9,645
  Inventory.................................................       12,385           3,495
  Advances against auction contracts........................        2,199             856
  Prepaid expenses and deposits.............................          892           1,221
  Income taxes recoverable..................................           --             865
                                                                 --------        --------
                                                                  176,182          72,003
Capital assets (note 2).....................................      121,995         110,459
Goodwill....................................................       31,354          31,767
Future income taxes.........................................        1,708           1,917
                                                                 --------        --------
                                                                 $331,239        $216,146
                                                                 ========        ========
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................     $122,899        $ 16,178
  Accounts payable and accrued liabilities..................       13,635          17,891
  Short-term debt...........................................        8,775           6,529
  Current bank term loans (note 3)..........................        6,613           5,425
  Income taxes payable......................................          206              --
                                                                 --------        --------
                                                                  152,128          46,023
Bank term loans (note 3)....................................       42,340          35,728
                                                                 --------        --------
                                                                  194,468          81,751
SHAREHOLDERS' EQUITY
  Share capital (note 4)....................................       69,130          69,130
  Additional paid-in capital................................        4,332           4,332
  Retained earnings.........................................       67,661          64,052
  Foreign currency translation adjustment...................       (4,352)         (3,119)
                                                                 --------        --------
                                                                 $136,771        $134,395
                                                                 --------        --------
                                                                 $331,239        $216,146
                                                                 ========        ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                              FOREIGN
                                                    ADDITIONAL               CURRENCY         TOTAL
                                           SHARE     PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                          CAPITAL    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                          -------   ----------   --------   -----------   -------------
Balance, December 31, 1999..............  $69,130     $4,332     $64,052      $(3,119)      $134,395
  Net income............................       --         --       3,609           --          3,609
  Foreign currency translation
     adjustment.........................       --         --          --       (1,233)        (1,233)
                                          -------     ------     -------      -------       --------
Balance, March 31, 2000.................  $69,130     $4,332     $67,661      $(4,352)      (136,771)
                                          =======     ======     =======      =======       ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                --------------------
                                                                  2000        1999
                                                                --------    --------
Cash provided by (used in)
Operations:
  Net income................................................    $  3,609    $  1,632
  Items not involving the use of cash
     Depreciation...........................................       1,305         734
     Future income taxes....................................         209         166
     Amortization of goodwill...............................         413          --
  Changes in non-cash working capital:
     Accounts receivable....................................     (26,600)    (33,595)
     Inventory..............................................      (8,890)     (7,546)
     Advances against auction contracts.....................      (1,343)     (5,053)
     Prepaid expenses and deposits..........................         329        (751)
     Auction proceeds payable...............................     106,721      92,069
     Accounts payable and accrued liabilities...............      (4,256)     (8,149)
     Income taxes payable...................................       1,071      (2,180)
  Foreign currency translation adjustment...................      (1,233)       (422)
                                                                --------    --------
                                                                  71,335      36,905
                                                                --------    --------
Financing:
  Issuance of share capital, net of issue costs.............          --       1,345
  Bank term loans...........................................       7,800       1,927
  Short-term debt...........................................       2,246          --
                                                                --------    --------
                                                                  10,046       3,272
                                                                --------    --------
Investments:
  Capital asset additions, net..............................     (12,841)     (5,291)
                                                                --------    --------
Increase in cash and cash equivalents.......................      68,540      34,886
Cash and cash equivalents, beginning of period..............      55,921      73,620
                                                                --------    --------
Cash and cash equivalents, end of period....................    $124,461    $108,506
                                                                ========    ========
Supplemental disclosure of cash flow information
  Interest paid.............................................    $    746    $    248
  Income taxes paid.........................................    $    662    $  2,161

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 2000
       (Information as at March 31, 2000 and for the three-month periods ended March 31, 2000 and 1999 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a) BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company").

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. There are no measurement differences between Canadian and United States generally accepted accounting principles.

2.   CAPITAL ASSETS

     Capital assets at March 31, 2000 are as follows:

                                                                        ACCUMULATED     NET BOOK
                                                              COST      DEPRECIATION     VALUE
                                                            --------    ------------    --------
Land and improvements...................................    $ 59,181      $ 1,559       $ 57,622
Buildings...............................................      57,287        3,900         53,387
Automotive equipment....................................       6,911        2,235          4,676
Computer equipment......................................       2,706        1,194          1,512
Computer software.......................................         833          249            584
Yard equipment..........................................       3,593        1,419          2,174
Office equipment........................................       3,143        1,410          1,733
Leasehold improvements..................................         447          140            307
                                                            --------      -------       --------
                                                            $134,101      $12,106       $121,995
                                                            ========      =======       ========

     Capital assets at December 31, 1999 are as follows:

                                                                        ACCUMULATED     NET BOOK
                                                              COST      DEPRECIATION     VALUE
                                                            --------    ------------    --------
Land and improvements...................................    $ 55,404      $ 1,426       $ 53,978
Buildings...............................................      49,891        3,535         46,356
Automotive equipment....................................       6,633        2,224          4,409
Computer equipment......................................       2,492        1,131          1,361
Computer software.......................................         525          185            340
Yard equipment..........................................       3,474        1,391          2,083
Office equipment........................................       2,999        1,329          1,670
Leasehold improvements..................................         380          118            262
                                                            --------      -------       --------
                                                            $121,798      $11,339       $110,459
                                                            ========      =======       ========

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 2000
       (Information as at March 31, 2000 and for the three-month periods ended March 31, 2000 and 1999 is unaudited)

3.   BANK TERM LOANS:

     During the quarter ended March 31, 2000, the Company entered into unsecured term loans totalling $10,000,000 to finance the development of auction properties. This is comprised of two loans each for $5,000,000 bearing interest at 7.81% and 7.91% respectively. The Company is required to make minimum annual payments on each loan of $500,000 and $714,300 respectively, beginning in 2001 in respect of the principal amount of the debt.

4.   SHARE CAPITAL:

(a) SHARES ISSUED

Issued and outstanding, December 31, 1999...................  16,733,264
  For cash, pursuant to stock options exercised.............       7,868
                                                              ----------
Issued and outstanding, March 31, 2000......................  16,741,132
                                                              ==========

(b) OPTIONS

                                                                  NUMBER OF
                                                                   SHARES      EXERCISE PRICE
                                                                  ---------    --------------
    Outstanding, December 31, 1999..............................   195,236     $0.10 - 38.625
      Granted...................................................    48,000             26.688
      Exercised.................................................    (7,868)              0.10
      Cancelled.................................................    (6,000)              0.10
                                                                   -------     --------------
    Outstanding, March 31, 2000.................................   229,368     $0.10 - 38.625
                                                                   =======     ==============

     The options outstanding at March 31, 2000 expire from dates ranging to February 1, 2010.

(c) WARRANTS

    Outstanding, December 31, 1999..............................    400,000
    Outstanding, March 31, 2000.................................    400,000

     The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001.

5.   OTHER:

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE NET INCOME

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2000       1999
                                                                -------    -------
Net income..................................................    $3,609     $1,632
Other comprehensive income adjustments
  Foreign currency translation..............................    (1,233)      (422)
                                                                ------     ------
Comprehensive net income in accordance with United States
  GAAP......................................................    $2,376     $1,210
                                                                ======     ======

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three months ended March 31, 2000 compared to the three months ended March 31, 1999. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company's Annual Report and Report on Form 40-F for the year ended December 31, 1999. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no measurement differences between Canadian and United States generally accepted accounting principles. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At March 31, 2000, the Company operated from over 70 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     In the first three months of 2000, the Company purchased 318 acres of land (with plans to develop 125 acres) in Edmonton, Alberta with the intention of constructing a permanent auction site to service the

Edmonton market. The new site is expected to replace the Company's existing 24 acre Edmonton permanent auction site in the second half of 2001. In addition, in the first quarter of 2000, the Company opened new permanent auction sites in Perris, California and Morris, Illinois, replacing existing regional auction units.

     Finally, in the first quarter of 2000, the Company began a program of live auction broadcasts over the Internet and continued its work on other Internet initiatives designed to enhance the Company's auction business.

RESULTS OF OPERATIONS

AUCTION REVENUES

     Auction revenues of $26.8 million for the three months ended March 31, 2000 increased by $8.8 million, or 48.60%, from the comparable period in 1999 due to higher average auction revenue rates and increased gross auction sales. Gross auction sales of $289.9 million for the three months ended March 31, 2000 increased $88.2 million, or 43.7%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in the United States and Asia, partially offset by decreased gross auction sales in Canada. Results for 2000 included significant auctions in Ocala, Florida; Fort Worth, Texas; and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the first quarter of 2000, the auction revenue rate of 9.23% was higher than the long-term average and higher than the 8.93% rate experienced in the comparable 1999 period. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $3.9 million for the three months ended March 31, 2000 increased by $1.2 million compared to the comparable 1999 period due to increased auction activity generated by the Company in 2000. As a percentage of gross auction sales, direct expenses were 1.35% for the three months ending March 31, 2000, marginally lower than the 1.36% ratio experienced in the first three months of 1999. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should average 1.5% for the remainder of the year.

DEPRECIATION AND AMORTIZATION EXPENSE

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the three-month period ended March 31, 2000, depreciation and amortization expense was $1.7 million, compared to $0.7 million in the comparable 1999 period. This increase is the result of the depreciation of new auction facilities constructed over the past year and goodwill amortization charges of $0.4 million during the three-month period ending March 31, 2000. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the three months ended March 31, 2000, the Company incurred G&A of $15.1 million, as compared to $11.9 million for the comparable three-month period in 1999. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with a Company-wide meeting held during the first three months of 2000, as well as costs related to the operation of new permanent auction sites and an administrative office in the United States as part of the acquisition of the auction business of Forke.

INCOME FROM OPERATIONS

     Income from operations was $6.0 million in the three months ended March 31, 2000 compared to $2.6 million in 1999. This increase is the result of increased gross auction sales and higher auction revenue rates in 2000 compared to 1999, offset by higher G&A and depreciation and amortization expenses in 2000.

INTEREST EXPENSE

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the three months ended March 31, 2000 was $0.7 million, compared to $0.2 million incurred in the three months ended March 31, 1999. The increase resulted primarily from debt incurred by the Company in connection with the acquisition of the auction business and certain assets of Forke in 1999. This increase was partially offset by the capitalization of $0.3 million (1999 -- nil) of interest related to properties under development during the period. Management anticipates that interest expense will increase further as debt is incurred to finance the development of additional permanent auction sites. See "-- Overview" and "Liquidity and Capital Resources."

OTHER INCOME

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the three months ended March 31, 2000 of $0.3 million was unchanged from the comparable 1999 period.

INCOME TAXES

     Income taxes of $2.0 million for the three months ended March 31, 2000 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 35.9% is lower than the 38.4% rate the Company experienced in the comparable 1999 primarily due to initiatives undertaken by the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At March 31, 2000, working capital including cash was $24.1 million, compared to $26.0 million at December 31, 1999.

     Net capital expenditures by the Company during the three months ended March 31, 2000 were $12.8 million as compared to $5.3 million for the three months ended March 31, 1999. In the 2000 period, the Company acquired land for use as permanent auction sites and incurred related development costs in Canada, and continued to incur site development costs in the United States, Singapore and the United Arab Emirates. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $105.1 million and to credit lines for funding property acquisitions of approximately $73.5 million. At March 31, 2000, bank debt relating to operations totaled $7.6 million, and bank debt related to property acquisitions and the acquisition of the auction business of Forke totaled $50.1 million, leaving a net credit line of $23.4 million available for property acquisitions. See "-- Overview".

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the Forke transaction, the anticipated improvement, acquisition and development of permanent auction sites, the development of Internet-related initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; the ability of the Company to integrate the business acquired and personnel hired as a result of the Forke transaction; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 1999 filed on Form 40-F on March 24, 2000. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER
------                                 DESCRIPTION
*3.1           Articles of Amalgamation, as amended
*3.2           By-laws
*4.1           Form of common share certificate
 4.2           Description of capital shares contained in the Articles of
               Amalgamation (see Exhibit 3.1)
 4.3           Description of rights of securityholders contained in the
               By-laws (see Exhibit 3.2)
*10.1          1997 Stock Option Plan, as amended
*10.2          Form of Indemnity Agreement for directors and officers
 10.3          Asset Purchase Agreement dated as of February 19, 1999 among
               Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and
               certain other parties
 10.4          Loan Agreement dated as of March 26, 1999 between Ritchie
               Bros. U.S. Finance Limited Partnership (Delaware), Ritchie
               Bros. Auctioneers Incorporated and U.S. Bank National
               Association.

---------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RITCHIE BROS. AUCTIONEERS INCORPORATED
                                                            (Registrant)




Date May 11, 2000                                        By /s/ ROBERT S. ARMSTRONG
                                               ----------------------------------------------
                                                            Robert S. Armstrong,
                                                            Corporate Secretary

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